UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934


                            Federal Trust Corporation
                            -------------------------
                                (Name of Issuer)


                     Common stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    314012105
                                 --------------
                                 (CUSIP Number)


                          Frederick W. Dreher, Esquire
                                Duane Morris LLP
                              30 South 17th Street
                 Philadelphia, PA 19103; telephone: 215-979-1234
               -------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 16, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

-----------------------------------
CUSIP No. 314012105
-----------------------------------

--------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Keefe Managers, LLC

     I.R.S. I.D. No. 71-0885390
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (See Instructions)
     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     WC
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                             7    SOLE VOTING POWER
                                                                 795,835 shares
  NUMBER OF                  ---------------------------------------------------
   SHARES                    8    SHARED VOTING POWER
BENEFICIALLY                                                     -0-
  OWNED BY                   ---------------------------------------------------
    EACH                     9    SOLE DISPOSITIVE POWER
  REPORTING                                                      795,835 shares
   PERSON                    ---------------------------------------------------
    WITH                     10   SHARED DISPOSITIVE POWER
                                                                 -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     795,835 shares
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IA, CO
--------------------------------------------------------------------------------

         The following constitutes Amendment No. 1 to the Schedule 13D filed by Keefe Managers, LLC ("Keefe") with the Securities and Exchange Commission on November 30, 2005.

Item 1.     Security and Issuer.
            -------------------

         This statement relates to shares of the common stock, $.01 par value per share (the "Common Stock"), of Federal Trust Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 312 W. 1st Street, Sanford, Florida 32771.

Item 4.     Purpose of the Transaction.
            --------------------------

         Keefe purchased the Shares based on its belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to Keefe and the availability of Shares at prices that would make the purchase of additional Shares desirable, Keefe may increase its position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Keefe may deem advisable in its sole discretion.

         Keefe has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

         On November 28, 2005, Keefe sent a letter to the Board of Directors of the Issuer regarding a request that the Board of Directors consider the appointment or the nomination for election of Robert B. Goldstein to the Issuer's Board of Directors not later than the Issuer's 2006 annual meeting of stockholders and, if such request is denied, Keefe's reservation of its rights to take any actions necessary to assure that the stockholders will have the right to consider the candidacy of Mr. Goldstein, including directly nominating him for director in accordance with the Company's established procedures and engaging in a proxy campaign. A copy of this letter was attached as an exhibit to the Schedule 13D filed on November 30, 2005.

         On March 16, 2006, Keefe sent a letter to the Board of Directors of the Issuer regarding a request that the Board of Directors again consider the nomination for election of Robert B. Goldstein to the Issuer's Board of Directors at the Issuer's 2006 annual meeting of stockholders and, if such request is denied, Keefe's intention to nominate him for director in accordance with the Company's established procedures, which may result in Keefe engaging in a proxy campaign. A copy of this letter is attached as an exhibit to this
Schedule 13D.

         Keefe intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, Keefe may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communicating privately or publicly with other stockholders, the Issuer's Board of Directors or other persons, seeking Board representation, making proposals to the Issuer concerning the capitalization and operations of the Issuer, purchasing additional Shares or selling some or all of the Shares or changing their intention with respect to any and all matters referred to in this
Item 4.

Item 7.     Material To Be Filed As Exhibits.
            --------------------------------

         Exhibit 1.   Letter dated March 16, 2006 from Keefe to the Issuer.

         SIGNATURE


         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.


                                       KEEFE MANAGERS, LLC


Date: March 16, 2006                   By: /s/ JOHN J. LYONS
                                           -------------------------------------
                                           John J. Lyons,
                                           President

                                                                       EXHIBIT 1
                                                                       ---------

                           [Keefe Managers Letterhead]

March 16, 2006

Board of Directors
Federal Trust Corporation
312 West First Street
Suite 110
Sanford, Florida  32771-1270

      RE: Additional Thoughts from a Shareholder
          --------------------------------------

We, Keefe Managers, LLC own 795,835 shares of Federal Trust Corporation ("FDT") which approximates 9.6% of the outstanding shares of FDT. Keefe Managers is a New York City based investment firm registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940. We are investors who specialize in the securities of U.S. based banks and thrift institutions and we have been in existence since 1991. Our principal officers have many years of experience analyzing banks and thrifts and our President has been so engaged for the past 45 years.

FDT conducts banking business in perhaps as valuable a community banking location (central Florida) as we have in this country. Unfortunately, in our opinion, you lack the independence and public company experience necessary to protect and enhance the value which we believe exists in FDT stock ownership. As passive investors, Keefe Managers would normally abandon ownership in banking companies whose management policies we disagree with. Our disagreement with you, however, coupled with the significant value which we feel can be realized from this investment, causes us to incur the time and expense of these communications. Let us cite a few examples of things we disagree with:

     1. Independence - You operate FDT with a five-person Board of Directors, one member of which is FDT's chief executive officer (a highly, and we contend, over compensated employee of FDT.) Another director, Mr. Foster, at 76 years of age, is the former chief executive officer of Federal Trust Bank. A third director, Mr. Igler, chairs FDT's Compensation Committee and is, and has been since 1993, corporate counsel to FDT; his law firm of Igler & Dougherty, P.A. receives significant professional fees from FDT. In our opinion, your very small (five person) Board of Directors needs an independent, experienced, additional voice.

     2. Inappropriate Compensation - In 2004, according to FDT's Proxy Statement, James Suskiewich, chief executive officer, received a salary of $275,000, a bonus payment of $150,861, Directors Fees of $32,000 plus other annual compensation - (mostly a supplemental retirement plan) of $221,762 for a total of $679,623. All this for a banking company which, in our professional opinion, exhibits very sub-par performance results. Furthermore, Mr. Suskiewich receives a bonus payment, according to his then contract, when FDT returns 0.50% on assets, a return which most bank investment professionals would consider to be less than mediocre. There may be other active employee

         Board Members in U.S. Banking who receive Directors Fees; however, we are not aware of any. Furthermore, and in our opinion most unusual, is the change of control arrangement in Mr. Suskiewich's employment contract which you recently renegotiated. The new contract calls for a base salary of $325,000 (versus $275,000 in 2004) and in the event of a change of control, a severance payment equal to 2 1/2 times his base annual salary plus prior fiscal year's bonus (not unusual) plus a change in control performance bonus of 3 times the premium multiple paid for FDT over book value times $250,000. In other words, if FDT were to be sold for 3 times book value (not unusual for your valuable location) Mr. Suskiewich would receive 3 times 3 times $250,000 or $2,250,000 (very unusual in our opinion) plus a "gross up" arrangement to pay the probable excise taxes which such payments may require. Most bank buyers of other banks, in our experience, adjust purchase prices paid to sellers' shareholders downward to absorb such payments.

     3. Board Judgment - At the 2005 Annual Meeting of FDT Shareholders, the following vote was recorded for the new, "2005 Directors Stock Plan"

                  For the Plan            2,964,721 shares
                  Against the Plan        2,257,429 shares
                  Withheld                1,964,362 shares

         In other words, almost 59% of the votes cast in the 2005 election did not approve the new Directors Stock Plan. You implemented the plan anyway because more shares approved than technically disapproved. Your five-person Board, whose independence we question, votes to install a stock program for your own benefit when more than half the shareholders don't approve. We suggest that such judgment should be questioned from within the Board of Directors.

WHAT DO WE SUGGEST - Management has publicly described our interests; they contend that we want FDT to be sold. That is not what we suggest. We believe that the decision to sell or continue to operate any banking organization is an on going investigation for all public company boards of directors. We believe that you may need additional director judgment in fulfilling your responsibility.

For instance, your recently filed 10-K report contains a disclosure in the "Risk Factors" section pointing out how an additional issuance of common stock or preferred stock might "reduce the proportionate ownership and voting power (emphasis added) of our existing shareholders." Pardon us for being sensitive, but is this section a required disclosure or is it a forecast of actions to come?

FOR THE AFOREMENTIONED REASONS WE WILL, AT THE PROPER TIME IN ACCORDANCE WITH FDT'S BYLAWS, PROPOSE THE ADDITION OF ONE, HIGHLY EXPERIENCED, BANK-SPECIALIZED PERSON TO THE BOARD OF DIRECTORS. WE SUGGEST, AND WILL DULY NOMINATE, ROBERT B. GOLDSTEIN AS A DIRECTOR OF FEDERAL TRUST CORPORATION.

About Mr. Goldstein -
-------------------

Robert B. Goldstein (Bob) is a 65 year old life long banker. He has chartered and run new community banks in Texas; served as senior credit officer of a $7 billion assets banking company in Houston; with the blessing of the Federal Deposit Insurance Corporation operated an $11 billion troubled thrift institution in New York City; served as Vice Chairman of a $5 billion commercial bank in northern New Jersey, crafting a merger of that institution into the Bank of New York; served as President and CEO of troubled banks in Bridgeport, CT and Philadelphia, PA - both of which were rehabilitated and sold to larger northeastern banking companies. Bob is currently Chairman of Bay View Capital Corporation a NYSE traded banking company severely troubled before Bob engineered a $135 million recapitalization. He currently serves on the Board and Audit Committee and chairs the Compensation Committee of FNB Corporation, Hermitage, PA, a $5.5 billion asset, NYSE listed banking company which formerly owned First National Bancshares of Florida, Naples, Florida - FNB spun off and sold to Fifth Third Corporation of Cincinnati for 6.7 times tangible book value. Bob also currently serves on the Board and the Audit Committee as well as serving as Chairman of the Compensation Committee and as Chairman of the Governance and Nominating Committee of Luminent Mortgage Capital, Inc., San Francisco, CA, also a NYSE listed company. He is known and respected by the NYSE, the SEC, the Federal Reserve Bank, the FDIC, the OTS and the OCC having operated bank holding companies, banks and thrifts dealing with each of the governmental regulatory agencies over the years.

Robert Goldstein is a highly experienced, highly qualified director who should be welcomed onto the Board of Directors of any publicly traded banking company in Florida, and who is certainly qualified to serve all of us on the Board of Federal Trust Corporation.

Thank you for your consideration.


                                       Very truly yours,


                                       /s/ JOHN J. LYONS
                                       -----------------------------------------
                                       John J. Lyons
                                       President